June 7, 2006
VIA FACSIMILE TRANSMISSION
Ms. Tracey Houser
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	PGT, Inc. Amendment No. 2 to Registration Statement on Form S-1, filed May 25, 2006 SEC File No. 333-132365
Dear Ms. Houser:
                         On behalf of our client, PGT, Inc. (the “Company”), we submit this letter to respond to the letter of Ms. Pamela A. Long to Mr. Rodney Hershberger, dated June 6, 2006, with respect to the above-referenced filing.
                         For ease of reference, the Staff’s comments are set forth below in italics. The Company’s responses to the Staff’s comments are set forth immediately below the text of the comment to which they relate. The headings below correspond to the headings as set forth in the Staff’s comment letter of June 6, 2006.
                         Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2. Unless otherwise indicated, page references in our response are to the marked copy of Amendment No. 2.
PGT, Inc. and Subsidiary Consolidated Financial Statements for the Fiscal Year Ended December 31, 2005
2. Summary of Significant Accounting Policies, page F-8
Stock compensation, page F-15

Ms. Tracey Houser
June 7, 2006

1.	Q: In a conference call on June 5, 2006, we requested you to address the guidance in Issue 26 of EITF 00-23. Your response indicated that Issue 26 was not applicable because there was no increase in the exercise price of the options, nor was there any change in the number of shares issuable upon exercise of the options, in connection with the cash payment to the option holders. We understand that you took a very literal view of this issue. However, given the guidance in paragraph 230 of Issue 43—“The accounting consequence of an entity’s failure to adjust an award in connection with an equity restructuring.” of EITF 00-23, please address the following:

•	How you determined that the facts and circumstances provide sufficient reason to not adjust the terms of the award and thus why the decision not to adjust the award is not a deemed modification per paragraph 230 of EITF 00-23.

•	If you determine that the decision not to adjust the award is adeemed modification (because there is not sufficient reason to not adjust the award), then please consider whether the accounting consequence of not modifying your stock option awards results in only a new measurement date or variable accounting. In accordance with Issue 26, please consider all of the relevant facts and circumstances when determining whether there is either a new measurement date or variable accounting. Specifically, whether the “modification” effectively increases the exercise price and whether it reduces the likelihood of exercise. As of the date of the cash dividend, please also ascertain whether the price is fixed or whether the future modifications (i.e., future cash dividends without adjustment to your stock option awards) will occur in the future.
     A:        In response to the Staff’s comment, we supplementally inform the Staff that paragraph 230 of Issue 43 provides that “unless the facts and circumstances provide sufficient evidence of a reason to not adjust the terms of the award, the decision to not adjust the terms of the award is a deemed modification”. In light of the facts and circumstances in connection with the option holder payment in the third quarter of 2005, the Company had sufficient reason to not adjust the terms of the award and such payment did not constitute a deemed modification per paragraph 230 of EITF 00-23. The Company assessed the following facts and circumstances in connection with this decision:
1)	The cash payment was a way to compensate option holders, as required by Issue 43, so that they remained economically whole as a result of such payment.

2)	If the Company were to adjust the awards to increase the number of shares underlying the awards, existing stockholders would be diluted. The cash payment was a way to compensate option holders while avoiding unfair dilution to existing stockholders.

3)	Had the Company modified the awards in a manner that did not comply with Section 409A of the Internal Revenue Code, the Company believes that such modification could have resulted in adverse tax consequences to the option holders. The Company

Ms. Tracey Houser
June 7, 2006

wanted to avoid this uncertainty (particularly in light of the fact that the option holders would have had to come out of pocket to pay the resulting tax).
                         Based on these facts, the Company had sufficient reasons not to adjust the terms of the award as noted in the guidance. The Company then turned to a higher level GAAP guidance in determining the accounting treatment for the award — FIN 44. Within FIN 44 paragraphs 39 and 56 were both considered and determined to be non-applicable as no downward repricing or change in the number of shares underlying the award occurred. In light of the cash payment made to restore the economic position of the holder, the Company turned to paragraph 54 within question 11(c), which provides that “cash or other consideration provided to restore the economic position of the grantee as the result of an equity restructuring transaction shall be recognized as compensation cost.”
                         The Company believes that the cash payment represented an equitable adjustment to the options and therefore does not result in an accounting consequence under Issue 43 of Issue 00-23. Ernst & Young did not object with this conclusion and we understand that Ernst & Young’s National Office confirmed with the other Big 4 accounting firms that they also would not object to such a conclusion. Further, we understand that other recent registrants, including those previously provided to the Staff in our prior responses, have reached similar conclusions.
                         Should you have any questions or want to discuss these matters prior to hearing from us, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at (302) 651-3001.
Very truly yours,
/s/ Allison Land Amorison
Allison Land Amorison

cc:	Jeanne Baker
Pamela Long
Andrew P. Schoeffler
Jeff Jackson